UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2013.

Commission File Number 001-36142

Avianca Holdings S.A.

(Translation of registrant’s name into English)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Bogota, November 27, 2013

AVIANCA HOLDINGS REPORTS TRAFFIC STATISTICS

•	In the first ten months of 2013, Avianca Holdings S.A. recorded through its operating subsidiaries a 6.9% increase in passengers carried, compared to the same period in 2012.

•	In October 2013, the Avianca Holdings transported more than 2 million passengers through its operating subsidiaries.

Between January and October 2013, Avianca Holdings S.A. (NYSE: AVH) (BVC: PFAVH), through its operating subsidiaries, carried 20,376,222 passengers, a 6.9% increase over the same period in 2012. Capacity, measured in ASKs (available seat kilometers), increased 6.4% while passenger traffic, measured in RPKs (passenger revenue per kilometer flown), increased 7.5%. As a result of the foregoing, the load factor for the period increased by 110 basis points, reaching 80.4%.

In October 2013, Avianca transported 2,078,603 passengers, up 4.8% compared to October 2012. Capacity, measured in ASKs (available seat kilometers), increased 4.6% while passenger traffic, measured in RPKs (passenger revenue per kilometer flown), increased 7.0%. The load factor for the month was 80.2%.

Domestic markets in Colombia, Peru and Ecuador

From January through October 2013, the number of passengers carried by Avianca within the domestic markets of Colombia, Peru and Ecuador was 11,836,295, up 7.9% compared to the same period in 2012. Capacity (ASKs) in these markets increased 14.7%, while passenger traffic (RPKs) increased 10.2% and the load factor was 77.2%.

In October 2013, Avianca transported within these markets a total of 1,232,297 travelers, up 4.8% compared to October 2012. Capacity (ASK) increased 7.3%, while passenger traffic (RPK) increased 7.8% and the load factor increased to 79.7%.

International markets

From January through October 2013, the number of passengers carried on international routes was 8,539,927, up 5.6% compared to the same period in 2012. Capacity (ASKs) grew 4.4%, while passenger traffic (RPKs) increased 6.9% and the load factor increased to 81.2%.

In October 2013, Avianca transported 846,306 passengers on international routes, up 4.9% compared to October 2012. Capacity (ASKs) increased 3.9%, while passenger traffic (RPKs) grew 6.7% and the load factor climbed to 80.4%.

ASKs: Available Seat Kilometers

RPKs: Revenue Passenger Kilometers

The terms “Avianca Holdings” or “Avianca” refer to Avianca Holdings S.A. and its subsidiaries on a consolidated basis.

*About Avianca Holdings S.A. Avianca Holdings S.A. (NYSE: AVH, BVC:PFAVH) is the parent company of the airlines Aerovías del Continente Americano S.A. Avianca (Avianca) andTampa Cargo SA, each incorporated in Colombia, Aerolineas Galapagos SA

Aerogal, incorporated in Ecuador, and the TACA Group companies: TACA International Airlines SA, incorporated in El Salvador, Lineas Aereas Costarricenses SA, LACSA, incorporated in Costa Rica, Transamérican Airlines SA TACA Perú incorporated in Perú, Servicios Aéreos Nacionales SA, SANSA, incorporated in Costa Rica, Aerotaxis La Costeña SA, incorporated in Nicaragua, and Isleña de Inversiones CA de CV ISLEÑA, incorporated in Honduras.

Press Contact Information:

Communications and Corporate Affairs
Gilma Úsuga	Claudia Arenas
Director of Communications Colombia | Europe	International Director of Communications
Phone: (57+1) - 587 77 00 ext. 1711	Phone: (50+2) 2279-5700 (502) 2279-5600
gilma.usuga@avianca.com; janeth,benitez@avianca.com	claudia.arenas@avianca.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 27, 2013

AVIANCA HOLDINGS S.A.

By:	/s/ Elisa Murgas
	Name:	Elisa Murgas
	Title:	General Secretary, Vice-President of Legal Affairs